Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

	Successor	Predecessor				
	Period February 8, 2006 through January 31, 2007	Period February 1, 2006 through February 7, 2006	Fiscal Years Ended January 31,			
			2006	2005	2004	2003
Earnings:						
Pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$ (466)	$ (6,740)	$ 15,926	$ 11,960	$ 162	$ (1,577)
Plus:						
Fixed charges	26,176	368	17,398	14,537	15,362	16,126
Total earnings, before fixed charge addition	$ 25,710	$ 6,372	$ 33,324	$ 26,497	$ 15,524	$ 14,549
Fixed charges:						
Interest expensed and capitalized	25,580	336	16,838	13,882	14,551	15,226
Plus:						
Amortized premiums, discounts and capitalized expenses related to indebtedness	-	-	10	137	276	387
Estimate of the interest within rental expense (1/3 of rent expense)	596	32	550	518	535	513
Total fixed charges	$ 26,176	$ 368	$ 17,398	$ 14,537	$ 15,362	$ 16,126
Ratio of earnings to fixed charges[(1)]	0.98	(17.32)	1.92	1.82	1.01	0.90

(1) Fixed charges exceed earnings by $6,740 and $1,577 in the period February 1, 2006 through February 7, 2006 and fiscal 2003, respectively.